Exhibit 99.1
Country Style Cooking Restaurant Chain Reports Fourth Quarter and Full
Year 2010 Financial Results
4Q10 Revenues up 50.5% YoY to RMB210.3 Million
4Q10 Net income up 78.2% YoY to RMB14.1 Million
4Q10 Non-GAAP Net Income up 106.5% YoY to RMB16.3 Million
Chongqing, China, March 2, 2011—Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its financial results for the fourth quarter and full year 2010.
Fourth Quarter 2010 Financial Highlights
•	Revenues in the fourth quarter of 2010 were RMB210.3 million ($31.9 million), an increase of 50.5% from RMB139.7 million in the same quarter of 2009.
•	Comparable restaurant sales increased by 10.7% from the same quarter of 2009.
•	Net income was RMB14.1 million ($2.1 million), an increase of 78.2% from RMB7.9 million in the same quarter of 2009. Non-GAAP net income, which excludes share-based compensation expenses of RMB2.2 million, was RMB16.3 million ($2.5 million), an increase of 106.5% from RMB7.9 million in the same quarter of 2009.
•	Diluted earnings per American depositary share (“ADS”) were RMB0.52 ($0.08). Non-GAAP diluted earnings per ADS, which excludes share-based compensation expenses, was RMB0.61 ($0.09). Each ADS represents four ordinary shares of the Company.
Full Year 2010 Financial Highlights
•	Total net revenue for the full year 2010 increased by 50.9% to RMB745.9 million ($113.0 million) from RMB494.5 million in 2009.
•	Net income for the full year 2010 was RMB62.8 million ($9.5 million), an increase of 39.3% from RMB45.1 million in 2009. Non-GAAP net income, which excludes share-based compensation expenses of RMB5.7 million, was RMB68.5 million ($10.4 million), an increase of 52.0% from RMB45.1 million in 2009.
•	Diluted earnings per ADS were RMB2.84 ($0.43). Non-GAAP diluted earnings per ADS, which excludes share-based compensation expenses, were RMB3.08 ($0.47). Each ADS represents four ordinary shares of the Company.
Ms. Li Hong, chairman and chief executive officer of Country Style Cooking, commented, “We’re pleased to report solid financial results for the fourth quarter 2010. We believe that we are still in the early stage of our business expansion plans, and that there are ample opportunities for us to grow not only in our core market in China’s Southwestern region but also in China’s other regions in the coming years. Our business concept continues to garner universal appeal in China, and we continue to execute on our growth strategy and to elevate our brand into a household name throughout China. We are very glad that we started offering set meals on 8 additional routes of fast trains in China. At Country Style Cooking Restaurant, we are passionately committed toward fulfilling our vision of becoming China’s leading quick-service restaurant chain.”
Mr. Roy Rong, chief financial officer of Country Style Cooking, added, “I’m glad that we achieved record revenue during the fourth quarter of 2010. In addition to our unabated pace of new restaurant openings, we are having measurable success expanding our meal offerings and enhancing customer experience. For the full year 2011, we plan to open 65 to 75 new restaurants.”
Fourth Quarter 2010 Financial Performance
Revenues in the fourth quarter 2010 increased 50.5% to RMB210.3 million ($31.9 million) from RMB139.7 million in the same period of 2009. The revenue growth was driven by the increase of the number of restaurants as well the corresponding growth in restaurant sales. During the quarter, the Company opened a net of 17 new restaurants, bringing the total restaurant count to 131 as of December 31, 2010.
Costs of food and paper increased 43.5% to RMB99.2 million ($15.0 million) in the fourth quarter of 2010 from RMB69.1 million in the same quarter of 2009, primarily as a result of the expansion of the restaurant chain. As a percentage of the revenues, cost of food and paper decreased to 47.2% in the fourth quarter of 2010 from 49.5% in the fourth quarter of 2009.
Restaurant wages and related expenses increased 56.9% to RMB33.7 million ($5.1 million) in the fourth quarter of 2010 from RMB21.5 million in the same quarter of 2009, primarily as a result of the increase in headcount due to the additional restaurants opened and to a certain degree the increase in wage level. Also contributing to the increase of restaurant wages and related expenses was share-based compensation expenses, which amounted to RMB0.5 million ($73 thousand) in the fourth quarter of 2010, compared to nil in the fourth quarter of 2009. As a percentage of the revenues, restaurant wages and related expenses were 16.0% in the fourth quarter of 2010, compared to 15.4% in the same period in 2009.
Restaurant rent expenses increased 62.8% to RMB19.1 million ($2.9 million) in the fourth quarter of 2010 from RMB11.7 million in the same quarter of 2009, primarily due to the expansion of the restaurant network. As a percentage of the revenues, restaurant rental expenses increased to 9.1% in the fourth quarter of 2010 from 8.4% in the fourth quarter of 2009.
Restaurant utility expenses increased 51.0% to RMB13.2 million ($2.0 million) in the fourth quarter of 2010 from RMB8.7 million in the same quarter of 2009, mainly due to the increase in the number of restaurants. As a percentage of revenues, restaurant utility expenses increased slightly to 6.3% in the fourth quarter of 2010 from 6.2% in the fourth quarter of 2009.

Pre-opening expenses are expenses incurred prior to restaurant opening. Pre-opening expenses were RMB2.5 million ($0.4 million) in the fourth quarter of 2010. Management started to track these expenses during the third quarter of 2010, prior to which these expenses were recorded in other restaurant operating expenses.
Other restaurant operating expenses increased 34.2% to RMB12.5 million ($1.9 million) in the fourth quarter of 2010 from RMB9.3 million in the same quarter of 2009. As a percentage of the revenues, other restaurant operating expenses decreased to 5.9% in the fourth quarter of 2010 from 6.7% a year ago.
Selling, general and administrative (SG&A) expenses increased 97.9% to RMB9.8 million ($1.5 million) in the fourth quarter of 2010, compared to RMB4.9 million in the same period of 2009, reflecting an increase in administrative staff costs, professional fees and share-based compensation expenses. Share-based compensation expenses included in SG&A amounted to RMB1.8 million ($0.3 million) in the fourth quarter of 2010, compared to nil in the fourth quarter of 2009. As a percentage of revenues, SG&A expenses increased to 4.6% in the fourth quarter 2010 from 3.5% in the same quarter of 2009.
Depreciation expense for the fourth quarter 2010 amounted to RMB6.6 million ($1.0 million), representing an increase of 84.7% as compared to RMB3.6 million in the same quarter of 2009, primarily attributable to the increase in the total fixed assets as a result of the increase in the number of restaurants. As a percentage of revenues, depreciation expense increased to 3.1% in the fourth quarter of 2010 from 2.5% in the same quarter of 2009.
Impairment and other lease charges are expenses incurred as a result of asset impairment and the closure of a restaurant and the processing facility. Impairment and other lease charges were RMB2.1 million ($0.3 million) in the fourth quarter of 2010.
Income from operation for the fourth quarter 2010 increased 7.9% to RMB11.7 million ($1.8 million) from RMB10.9 million in the same period in 2009.
Operating margin in the fourth quarter of 2010 was 5.6%, compared to 7.8% in the same quarter of 2009. The decrease of the operating margin was mainly attributable to the increase in SG&A expenses, impairment and other lease charges, restaurant rent expenses, and restaurant wages and related expenses discussed above.
Income tax expenses in the fourth quarter of 2010 decreased 36.0% to RMB2.1 million ($0.3 million) from RMB3.2 million in the same period of 2009.
Net income was RMB14.1 million ($2.1 million), an increase of 78.2% from RMB7.9 million in the comparable period of 2009. Non-GAAP net income, which excludes share-based compensation expenses, increased 106.5% to RMB16.3 million ($2.5 million) in the fourth quarter of 2010 from RMB7.9 million in the prior year’s fourth quarter.
Diluted earnings per ADS increased to RMB0.52 ($0.08) in the fourth quarter of 2010 from RMB0.40 in the fourth quarter of 2009. Non-GAAP diluted earnings per ADS, which excludes share-based compensation expenses, increased to RMB0.61 ($0.09) in the fourth quarter of 2010 from RMB0.40 in the fourth quarter of 2009. The Company had approximately 26.6 million weighted average diluted ADSs outstanding during the quarter ended December 31, 2010.

As of December 31, 2010, the Company had cash, cash equivalents and short term investment of RMB613.3 million ($92.9 million), compared to RMB70.7 million as of December 31, 2009. Net cash provided by operating activities was RMB89.8 million ($13.6 million) in the twelve months ended December 31, 2010, up 24.4% from RMB72.2 million in the twelve months ended December 31, 2009.
Financial Outlook
The Company estimates that its revenue for the full year of 2011 will be between RMB1.1 billion and RMB1.2 billion, representing a year over year growth rate of approximately 47% and 61%. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Definitions
The following definitions apply to these terms are used throughout this release:
Comparable Restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months.
Exchange Rate
This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars were made at the noon buying rate of RMB6.6000 to USD1.00 on December 30, 2010 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.
Conference Call
The Company will host a conference call at 8:00 am, Eastern Standard Time on March 2, 2011, which is 9:00 pm, Beijing Time on March 2, 2011, to discuss the fourth quarter and fiscal year 2010 financial results and answer questions from investors. Listeners may access the call by dialing:

US/International: UK Hong Kong: Passcode:	+ 1-857-350-1587 +44 2073658426 +852 30021672 33906037
A live and archived webcast of the conference call will be available at http://ir.csc100.com
About Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.
Contact:
Country Style Cooking Restaurant Chain Co., Ltd
Roy Rong
Chief Financial Officer
Phone: +86-23-8866-8866
Email: ir@csc100.com
ICR Inc.
Michael Tieu
Phone: +86-10-6583-7509
or +1-646-328-2520
E-mail: michael.tieu@icrinc.com
Non-GAAP Disclosure
To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: Non-GAAP net income and Non-GAAP diluted earnings per ADS, each of which is adjusted from results based on GAAP to exclude share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.
The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding share-based compensation expenses, which may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for 2011 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets
(Amounts in thousands)
(Unaudited)

	December 31, 2009	December 31, 2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	70,695	612,583	92,816
Short term investment	—	734	111
Due from related parties	9,012	100	15
Inventories	14,929	24,951	3,780
Prepaid rent	3,857	6,569	995
Prepaid expenses and other current assets	6,902	16,155	2,448
Deferred income taxes-current	518	639	97

Total current assets	105,913	661,731	100,262
Property and equipment, net	95,961	188,699	28,591
Goodwill	6,286	6,286	952
Deferred income taxes—non current	959	3,067	465
Deposits for leases—non current	5,949	10,020	1,518

Total assets	215,068	869,803	131,788

Current liabilities:
Account payable	31,306	34,204	5,182
Deferred revenue	1,257	7,003	1,061
Due to related parties	11,031	560	85
Accrued Payroll	9,889	15,292	2,317
Income tax payable	7,691	6,526	989
Dividend payable	3,946	—	—
Deferred rent-current	418	424	64
Prepaid subscription-current	—	908	138
Deferred income taxes—current	—	183	28
Other liabilities	16,655	28,419	4,304

Total current liabilities	82,193	93,519	14,168
Deferred rent—non current	5,108	8,871	1,344
Prepaid subscription—non current	—	1,321	200

Total liabilities	87,301	103,711	15,712

Mezzanine Equity:
Series A convertible preferred shares, par value $0.001, 24,000,000 shares issued and outstanding	96,949	—	—
Equity:
Ordinary shares, $0.001 par value, 56,000,000 and 2,000,000,00 authorized, 56,000,000 and 103,032,000 issued and outstanding, respectively	420	736	112
Additional paid-in capital	5,866	682,577	103,421
Accumulated other comprehensive loss	(2,040)	(6,603)	(1,000)
Retained earning	26,572	89,382	13,543

Total equity	30,818	766,092	116,076

Total liabilities, mezzanine equity and equity	215,068	869,803	131,788

Condensed Consolidated Statements of Operations
(Amounts in thousands, except shares, per share and per ADS data)
(Unaudited)

	Three months ended December 31
	2009	2010
	RMB	RMB	US$

Revenue—restaurant sales	139,718	210,301	31,864
Costs and expenses:
Food and paper	69,124	99,159	15,024
Restaurant wages and related expenses[1]	21,455	33,666	5,101
Restaurant rent expense	11,739	19,112	2,896
Restaurant utilities expense	8,726	13,172	1,996
Pre-opening expense[2]	—	2,543	385
Other restaurant operating expenses	9,311	12,493	1,893
Selling, general and administrative expenses[1]	4,937	9,770	1,480
Depreciation	3,561	6,577	997
Impairment and other lease charges	—	2,087	316

Total operating expenses	128,853	198,579	30,088

Income from operations	10,865	11,722	1,776

Interest income	273	2,991	453
Foreign exchange loss	—	(2,745)	(416)
Other income	(7)	4,188	635

Income before income taxes	11,131	16,156	2,448

Income tax expense	(3,220)	(2,060)	(312)

Net income	7,911	14,096	2,136

Basic net income per share[3]	0.10	0.14	0.02
Diluted net income per share	0.10	0.13	0.02
Basic net income per ADS	0.40	0.56	0.08
Diluted net income per ADS	0.40	0.52	0.08
Basic weighted average ordinary shares outstanding	56,000,000	103,032,000	103,032,000

Diluted weighted average ordinary shares outstanding	80,000,000	106,408,994	106,408,994

[1]	Includes share-based compensation expenses of RMB2.2 million ($0.3 million) for the three months ended December 31, 2010.

[2]	Pre-opening expenses are expenses incurred prior to restaurant opening. These expenses were originally recorded in other restaurant operating expenses prior to the third quarter of 2010.

[3]	Since Series A convertible preferred shares are participating securities, the Company has used the two-class method of computing earnings per share. A diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.

Condensed Consolidated Cash Flow Statements
(Amounts in thousands)
(Unaudited)

	Year ended December 31
	2009	2010
	RMB	RMB	US$
Operating activities:
Net income	45,079	62,810	9,517
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	180	358	54
Impairment and other lease charges	—	2,087	316
Depreciation	10,999	21,288	3,225
Deferred income taxes	(925)	(2,046)	(310)
Share based compensation	—	5,720	867
Changes in operating assets and liabilities:
Short term investment	—	(734)	(111)
Due from related parties	851	8,912	1,350
Inventories	(8,382)	(10,022)	(1,518)
Prepaid rent	(1,967)	(2,712)	(411)
Prepaid expense and other current assets	(3,756)	(9,253)	(1,402)
Deposits for leases	(3,777)	(4,071)	(617)
Accounts payable	18,760	2,898	439
Deferred revenue	1,154	5,746	871
Due to related parties	(1,806)	355	54
Accrued payroll	5,102	5,403	819
Income taxes payable	3,272	(1,165)	(177)
Deferred rent	3,360	3,769	571
Other current liabilities	4,025	455	70

Net cash provided by operating activities	72,169	89,798	13,607

Investing activities:
Restaurant and office space capital expenditures	(45,820)	(116,792)	(17,696)
Purchase of restaurant operating assets	(4,575)	—	—

Net cash used in investing activities	(50,395)	(116,792)	(17,696)

Financing activities:
Distribution to Founders	(3,454)	—	—
Dividend paid to Series A convertible preferred shares	—	(3,946)	(598)
Proceeds from exercise (early exercise) of employee stock options	—	2,833	429
IPO proceeds, net of offering expense 16,905 (USD2,561)	—	572,767	86,783

Net cash used in financing activities:	(3,454)	571,654	86,614

Effect of exchange rate	(3)	(2,772)	(420)

Net increase in cash and cash equivalents	18,317	541,888	82,105
Cash and cash equivalents, beginning of period	52,378	70,695	10,711

Cash and cash equivalents, end of period	70,695	612,583	92,816

Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures
(Amounts in thousands, except shares, per share and per ADS data)
(Unaudited)

	Three months ended December 31,
	2009	2010
	RMB	RMB	US$

GAAP net income	7,911	14,096	2,136
Share-based compensation expenses:
Restaurant wages and related expenses	—	482	73
Selling, general and administrative expenses	—	1,761	267

Non-GAAP net income	7,911	16,339	2,476

Diluted net income per ADS[3]	0.40	0.52	0.08
Non-GAAP diluted earnings per ADS	0.40	0.61	0.09
Diluted weighted average ADSs outstanding	20,000,000	26,602,249	26,602,249

	Year ended December 31,
	2009	2010
	RMB	RMB	US$

GAAP net income	45,079	62,810	9,517
Share-based compensation expenses:
Restaurant wages and related expenses	—	1,499	227
Selling, general and administrative expenses	—	4,222	640

Non-GAAP net income	—	68,531	10,384

Diluted net income per ADS[3]	1.88	2.84	0.43
Non-GAAP diluted earnings per ADS	1.88	3.08	0.47
Diluted weighted average ADSs outstanding	20,000,000	17,622,858	17,622,858